

Mail Stop 3030

December 8, 2015

Via E-mail
Mr. James Gaynor
President and Chief Executive Officer
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

> **Re:** **Lightpath Technologies, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2015**
> **Filed September 22, 2015**
> **File No. 000-27548**

Dear Mr. Gaynor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements

Note 3. Inventories, net, page F-11

1.   We note that in the second quarter of fiscal 2014, you reclassified tooling from fixed assets and prepaid expenses into inventory. The amount of tooling in inventory as of June 30, 2015 is $1 million. Please tell us why you now classify these costs in inventory and how the assets meet the definition of inventory in the FASB Master Glossary.

Exhibit 23.1

2.   We note that the consent is dated September 4, 2014 and your Form 10-K was filed September 22, 2015. Also, the consent refers to the firm's audit report dated September 4, 2014 while the report included on page F-3 is dated September 22, 2015. Please amend to provide a currently dated consent and ensure that the consent refers to the correct date of the audit report. Refer to Item 601.B(23)(ii) of Regulation S-K.

3.   As a related matter, we note that the report from Cross, Fernandez & Riley LLP is dated September 22, 2015 while its report included in your June 30, 2014 Form 10-K was dated September 4, 2014, the date of the report to which the consent refers. As we note that the firm is no longer registered with the PCAOB and in light of the disclosures included on page 20, please tell us whether the firm intended to update its report and, if so, describe to us the audit work it performed following September 4, 2014. Otherwise, please amend the filing to include a correctly dated audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery